UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Strunk, Carl A.
   c/o Fidelity National Financial, Inc.
   3916 State Street, Suite 300
   Santa Barbara, CA  93105
   U.S.
2. Issuer Name and Ticker or Trading Symbol
   American National Financial, Inc.
   ANFI
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   03/00
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President and Chief Financial Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |12/31/|P(1)| |43,995            |A  |$3.95      |110,661            |D     |                           |
                           |99    |    | |                  |   |           |                   |      |                           |
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Purchases under key executi|      |    | |                  |   |           |                   |      |                           |
ve loan program in December|      |    | |                  |   |           |                   |      |                           |
 1999.                     |      |    | |                  |   |           |                   |      |                           |
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Individual allocations not |      |    | |                  |   |           |                   |      |                           |
known until March,2000.    |      |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Non-Qualified Stock Op|$3.00   |3/13/|J(1)|V|A          |A  |J(1) |3/12/|Common Stock|50,000 |$3.00  |            |D  |            |
tion                  |        |00   |    | |           |   |     |10   |            |       |       |            |   |            |
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Non-Qualified Stock Op|$1.50   |3/14/|J(2)|V|A          |A  |J(2) |     |            |       |       |            |   |            |
tion                  |        |00   |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
J(1)Granted pursuant to the 1998 Stock Option Plan which is an exempt plan under SEC Rule 16(b)3. Option exercisable in thirds on each grant anniversary date begining with 3/13/01.
J(2)Granted pursuant to the 1999 Stock Option Plan which is an exempt plan under SEC Rule 16(b)3. Options immediately exercosable. Option price adjusted down $1.50 a share for bonus monies applied to exercise price.